Exhibit 3.15

CERTIFICATE OF FORMATION

OF

KOPPERS VENTURES LLC

First: The name of the limited liability company is Koppers Ventures LLC.

Second: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, Delaware 19808.

Third: The name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, Delaware 19808.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 2nd day of February, 2010.

By:	/s/ Carol A. Soltes
Carol A. Soltes, Authorized Person